Exhibit 99

Van der Moolen: Net Income of EUR 7.9 Million in the First Quarter of
2003

    AMSTERDAM, Netherlands--(BUSINESS WIRE)--May 8, 2003--Van der Moolen (NYSE:VDM) (EURONEXT:VDMN), specialist, market maker and proprietary trader in the important American and European equity, option and fixed income markets, realized net income from ordinary activities in the first quarter of 2003 of EUR 7.9 million, 55% less than in the first quarter of 2002 and 53% less than in the fourth quarter of 2002 (before the fourth quarter charge for impairment of intangible fixed assets). Included in net income is a net book profit of EUR 1.9 million resulting from the sale of our interest in Tullett Plc.
    Net income per common share from ordinary business activities amounted to EUR 0.19, a 58% decrease compared to the first quarter of 2002 and a 55% decrease compared to the fourth quarter of 2002 (before the fourth quarter charge for impairment of intangible fixed assets).
    Of the 63 trading days in the first quarter of 2003, Van der Moolen was able to close 62 (98%) with a positive trading result.



Key Figures
------------------------------------------------
Euros millions                              1st      1st       4th
                                           quarter quarter   quarter
                                            2003     2002      2002
------------------------------------------------ ---------------------
Revenues                                   48.4   77.9 -38%  77.4 -37%
------------------------------------------------ ---------------------
Operating income                           12.3   32.3 -62%  11.9   3%
------------------------------------------------ ---------------------
Net income from ordinary activities before
 impairment charges                         7.9   17.7 -55%  16.8 -53%
------------------------------------------------ ---------------------
Impairment charges after tax                  -      -      (10.1)
------------------------------------------------ ---------------------
Net income from ordinary activities         7.9   17.7 -55%   6.7  18%
------------------------------------------------ ---------------------
Guarantee capital                         548.2  643.1 -15% 573.6  -4%
------------------------------------------------ ---------------------
Per common share (Euros)
------------------------------------------------ ---------------------
Net income from ordinary activities before
 impairment charges                        0.19   0.44 -58%  0.42 -55%
------------------------------------------------ ---------------------
Net income from ordinary activities        0.19   0.44 -58%  0.15  23%
------------------------------------------------ ---------------------
Cash earnings                              0.28   0.53 -48%  0.48 -42%
------------------------------------------------ ---------------------


    F.M.J. (Fred) Bottcher, CEO of Van der Moolen, remarked: "Despite the increase in share prices in April, we have seen no material improvement in the market environment for our trading operations. Our efforts remain concentrated on risk management and cost reduction. Given current market conditions, we have no comment to make about the outlook for the full year 2003."

    Results for the first quarter of 2003

    In the first quarter of 2003, most exchanges continued to experience poor turnover, largely as a result of price weakness. Intraday volatility returned to the low levels seen in the first half of 2002. End-investors - both private individuals and institutions - were largely on the sidelines, so that professional traders accounted for a disproportionate share of trading activity. In this market environment, our opportunities to trade profitably were limited.
    Revenues for the quarter came to EUR 48.4 million, a decrease of 38% compared with the first quarter of 2002. This decrease resulted from negative organic revenue development (-30%), the effect of acquisitions (+3%) and foreign exchange effects (-11%), largely resulting from the depreciation of the U.S. dollar relative to the euro. Compared with the fourth quarter of 2002, revenues were down 37%, of which -33% was organic development and -4% resulted from depreciation of the dollar.
    In the first quarter of 2003, 81% of total revenues were earned in the United States, compared with 82% in the first quarter and 83% in the fourth quarter of 2002.
    Revenues at VDM Specialists fell by 41% year on year and 37% compared with the fourth quarter of 2002. In U.S. dollar terms, these figures were 28% and 32%, respectively. VDM Specialists closed every day of the first quarter of 2003 with a positive trading result.
    Revenues from U.S. option trading activities amounted to EUR 0.2 million, an improvement compared with the first quarter of 2002 but a decrease relative to the fourth quarter.
    Revenues from European trading of equities, bonds and options declined by 27% compared with the first quarter of 2002 and 28% compared with the fourth quarter.
    Transaction costs declined 16% year on year and 28% from the preceding quarter. A lower level of trading activity at all our trading groups accounts for the decrease.
    Operating costs dropped by 22% compared with the first quarter of 2002, especially as a result of lower variable compensation expenses, depreciation of the U.S. dollar and the effects of cost containment measures carried out over the course of 2002. Compared to the fourth quarter of 2002, operating costs fell by 15% (excluding the charge for impairment of intangible fixed assets taken during the fourth quarter).
    First quarter 2003 operating income before amortization of intangible fixed assets came to EUR 13.8 million, a 59% decrease from the first quarter of 2002 and a 62% decrease from the fourth quarter (before impairment of intangible fixed assets).
    Our operating margin (operating income before amortization of intangibles divided by total revenues) was 29% in the first quarter, compared with 44% the year before and 47% in the preceding quarter (before impairment of intangible fixed assets). The decrease is primarily the consequence of the sharp fall in revenues experienced during the quarter: all cost categories were stable or showed decreases in nominal terms.

    Amortization of intangible fixed assets was EUR 1.5 million.

    Profit on the sale of our interest in Tullett Plc contributed EUR
1.9 million to our net income.
    The effective tax rate on our income from ordinary activities, after deduction of minority interests, was 10%, which compares with 23% in the first quarter of 2002 and 29% in the fourth quarter (before impairment of intangible fixed assets). The lower tax burden is largely explained by the relatively greater effect of our concern financing company and the fiscal deduction of goodwill amortization in the U.S. in a period of low pre-tax income. In addition, since the profit on sale of the interest in Tullett Plc was not taxable, the effective rate was reduced.
    Minority interests declined by 52% year on year and 45% compared with the preceding quarter. In both cases, the decline is primarily explained by the lower pre-tax income earned by VDM Specialists.
    Net income from ordinary activities, after minority interests, was EUR 7.9 million, a decrease of 55% compared with the first quarter of 2002 and 53% compared with the fourth quarter (before the fourth quarter charge of impairment of intangible fixed assets).
    Net income was reduced by EUR 1.5 million as a result of losses at our U.S. option trading activities.
    Net income per common share from ordinary activities, calculated using the average number of common shares outstanding during the quarter and less dividends on preferred financing shares, was EUR 0.19, compared with EUR 0.44 (-58%) in the first quarter of 2002 and EUR 0.44 in the fourth quarter of 2002 (-55% before impairment of intangible fixed assets).
    Cash earnings per common share were EUR 0.28 in the first quarter of 2003, a 48% decrease year on year and a 42% decrease compared with the preceding quarter.

    Cashflow and investment

    Cashflow from operating activities decreased by EUR 59.3 million to a negative EUR 58.3 million, primarily as a result of temporary changes in working capital. Cashflows from investing activities were positive at EUR 2.9 million, and were primarily the result of selling our interest in Tullett Plc. Positive cashflows from financing activities primarily resulted from an increase in short term borrowings, partially offset by the repurchase of shares and changes in minority interests.

    Balance Sheet

    Our balance sheet total rose from EUR 1.5 billion on 31 December, 2002 to EUR 1.8 billion on 31 March, 2003. The rise is primarily the result of increases in positions in the process of clearing, especially fixed income positions.
    Shareholders' Equity on March 31, 2003 was EUR 301.4 million, compared with EUR 312.2 million at the end of 2002. The depreciation of the U.S. dollar with respect to the euro had a negative effect on Shareholders' Equity, as did share repurchases. This was partially compensated by positive net income in the first three months of the year. As of May 1, 2003 a total of approximately 650,000 shares had been repurchased under the previously-announced repurchase program.

    N.B.:

    Van der Moolen has arranged for an analysts' conference call today at 16:00 CET. This will be broadcast over www.vandermoolen.com.



                      Van der Moolen Holding N.V.
                 Consolidated Profit and Loss Account
                        (Dutch GAAP, Unaudited)

(amounts  in millions of
 Euros, except per share)         Q1         Q1   %           Q4    %
                                 2003       2002             2002
--------------------------- --------------------------      ---------
Revenues                         48.4       77.9 -38%        77.4 -37%
 Transaction costs                7.6        9.1 -16%        10.5 -28%
Net revenues                     40.8       68.8 -41%        66.9 -39%
 Fixed personnel expenses        12.3       13.9             12.5
 Variable personnel expenses      3.8        8.4              6.7
 Seat leases                      4.3        4.6              4.3
 Information and
  communication expenses          1.3        1.6              1.8
 Depreciation                     0.7        0.7              0.8
 Amortization of intangible
  fixed assets                    1.5        1.7              2.8
 Impairment of intangible
  fixed assets                      -          -             21.5
 General and administrative
  expenses                        4.6        5.6              4.6
Total operating expenses         28.5       36.5 -22%        55.0 -48%
Operating income                 12.3       32.3 -62%        11.9   3%

 Net interest income
  (expense)                      (2.8)      (3.8)            (2.8)
 Gain on disposal of
  financial fixed assets          1.9          -                -

Income from ordinary
 activities before tax           11.4       28.5 -60%         9.1  25%
 Taxation                         0.9        5.4             (2.3)
Income from ordinary
 activities after tax            10.5       23.1 -55%        11.4  -8%
 Extraordinary income after
  taxation                          -          -                -
 Extraordinary expense after
  taxation                          -          -                -
Group income after taxation      10.5       23.1 -55%        11.4  -8%
 Minority interest                2.6        5.4              4.7
Net income                        7.9       17.7 -55%         6.7  18%
--------------------------- --------------------------      ----------

Net income from ordinary
 activities before
 impairment charges               7.9       17.7 -55%        16.8 -53%
Impairment charges after
 tax                                -          -            (10.1)
Net income from ordinary
 activities                       7.9       17.7 -55%         6.7  18%
Dividends on financing
 preferred shares                 0.7        0.7              0.8
Net income from ordinary
 activities attributable to
 holders of common shares         7.2       17.0 -58%         5.9  22%
Cash earnings attributable
 to holders of common
 shares                          10.6       20.3 -48%        18.5 -43%
Average number of common
 shares outstanding 1)     38,225,334 38,332,903   0%  38,410,863   0%
Diluted average number of
 common shares outstanding
 1)                        38,225,334 38,684,943  -1%  38,475,369  -1%
Per share data:
Net income from ordinary
 activities before
 impairment charges per
 common share 1)             EUR 0.19   EUR 0.44 -58%    EUR 0.42 -55%
Diluted net income from
 ordinary activities before
 impairment charges per
 common share 1)             EUR 0.19   EUR 0.44 -57%    EUR 0.42 -55%
Net income from ordinary
 activities per common
 share 1)                    EUR 0.19   EUR 0.44 -58%    EUR 0.15  23%
Diluted net income from
 ordinary activities per
 common share 1)             EUR 0.19   EUR 0.44 -57%    EUR 0.15  23%
Cash earnings per share
 (Cash EPS)                  EUR 0.28   EUR 0.53 -48%    EUR 0.48 -42%
Diluted Cash EPS per share   EUR 0.28   EUR 0.52 -47%    EUR 0.48 -42%
--------------------------- ------------------------- ----------------
1) (Diluted) average number of common shares outstanding and EPS figures for first quarter 2002 have been adjusted for stock dividends issued in April 2002.


Van der Moolen Holding N.V.                Q1    Q1          Q4
Revenue breakdown in millions of Euros    2003  2002   %    2002   %
---------------------------------------- ----------------- -----------
VDM Specialists                           38.0  64.9        59.9
 Net gain on principal transactions       29.5  54.3  -46%  49.1  -40%
 Commissions                               7.0   8.1  -14%   7.8  -10%
 Other                                     1.5   2.5  -40%   3.0  -50%
U.S. Option Business                       0.2  (1.1)-118%   3.3  -94%
European Trading                           8.5  11.6  -27%  11.8  -28%
Other activities                           1.7   2.5  -32%   2.4  -29%
---------------------------------------- ----------------- -----------
Total revenues                            48.4  77.9  -38%  77.4  -37%
---------------------------------------- ----------------- -----------

Van der Moolen Holding N.V.
Operating income before amortization and
 before impairment of intangible fixed     Q1    Q1    %     Q4    %
 assets, breakdown in millions of Euros   2003  2002        2002
---------------------------------------------------------- -----------
VDM Specialists                           17.9  40.1  -55%  33.6  -47%
U.S. Option Business                      (2.5) (5.8) -57%     -
European Trading                           0.4   1.0  -60%   1.2  -67%
Other activities                          (2.0) (1.3)  54%   1.4 -243%
---------------------------------------- ----------------- -----------
Total operating income before
 amortization and before impairment of
 intangible fixed assets                  13.8  34.0  -59%  36.2  -62%
---------------------------------------- ----------------- -----------

VDM Specialists (VDMS)                     Q1    Q1          Q4
Key figures (Dutch GAAP)                  2003  2002        2002
---------------------------------------- ----------------- -----------
VDM Specialists revenues ($ million)      40.7  56.9        59.7
 Net gain on principal transactions       31.6  47.7        49.0
 Commissions                               7.5   7.1         7.8
 Other                                     1.6   2.1         2.9
Total value of trading on NYSE ($
 billion)                                2,173 2,591       2,410
Value of trading in VDMS assignments ($
 billion)                                  238   233         255
 VDMS market share in dollar value NYSE   11.0%  9.0%       10.6%
VDMS value of principal shares traded ($
 billion)                                   76    81          88
 Participation rate                       31.7% 34.9%       34.4%
VDMS net gain on principal transactions
 ($ million)                              31.6  47.7        49.0
 Realization rate (basis points)           4.2   5.9         5.6
---------------------------------------- ----------------- -----------
Source: NYSE, Van der Moolen


                     Van der Moolen Holding N.V.
                      Consolidated Balance Sheet
                       (Dutch GAAP, unaudited)

(amounts in millions of Euros)       March 31, 2003  December 31, 2002
----------------------------------------------------------------------
Assets
Fixed assets
Intangible fixed assets                 155.6          163.2
Tangible fixed assets                     8.7            9.3
Financial fixed assets                  111.5          121.6

                                        ------         ------
                                                275.8           294.1
Current assets
Long positions securities               528.0          457.0
Clearing organizations and professional
 parties                                632.7          398.1
Accrued income and other receivables     10.4           11.5
Cash and cash-equivalents               311.4          334.0

                                        ------         ------
                                              1,482.5         1,200.6
----------------------------------------------------------------------
Total assets                                  1,758.3         1,494.7
----------------------------------------------------------------------

Shareholders' equity and liabilities
Shareholders' equity                    301.4          312.2
Minority interest                        58.7           62.0

                                        ------         ------
Group equity                                    360.1           374.2
Provisions
Deferred tax liabilities                  9.6           10.3
Other provisions                          2.0            2.0

                                        ------         ------
                                                 11.6            12.3
Long-term liabilities
Subordinated debt                       188.1          199.4
Long-term debt                            6.6            6.9

                                        ------         ------
                                                194.7           206.3
Short-term liabilities
Short positions securities              487.4          691.3
Clearing organizations and professional
 parties                                577.1          123.8
Short-term loans                         38.0            8.3
Advanced by clearing organizations       68.8           42.5
Accrued expenses and other liabilities   20.6           36.0

                                        ------         ------
                                              1,191.9           901.9
----------------------------------------------------------------------
Total shareholders' equity and
 liabilities                                  1,758.3         1,494.7
----------------------------------------------------------------------


----------------------------------------------------------------------
Guarantee capital                               548.2           573.6
----------------------------------------------------------------------
                      Van der Moolen Holding N.V.
     Consolidated statement of cash flow/Schedule of movements in
                          Shareholders' equity
                        (Dutch GAAP, unaudited)

Consolidated statement of cash flow
------------------------------------------
(Amounts in millions of Euros)
                                             3 months      3 months
                                               2003          2002
------------------------------------------ ------------- -------------
Cash flow from operating activities
Net income                                    7.9          17.7
Net gain on disposal of financial fixed
 assets                                      (1.9)            -
Minority interest                             2.6           5.4
Depreciation and amortization of fixed
 assets                                       2.2           2.4
Change deferred taxation                      1.4           1.0
Change in provisions                            -             -
Change in working capital                   (70.5)        (25.5)
                                                  ------        ------
                                                  (58.3)          1.0
Cash flow from investing activities
Investments in tangible fixed assets         (0.1)         (1.0)
Disposals of tangible fixed assets              -           0.8
Acquired group companies, less cash
 received                                       -         (61.5)
Divestments and repayments of financial
 fixed assets                                 3.0           0.6
                                                  ------        ------
                                                    2.9         (61.1)
Cash flow from financing activities
Net change in subordinated debt and long-
 term liabilities                            (0.3)         46.2
Net change of short-term loans               29.7          61.4
Issued shares                                   -           1.2
Purchase of common shares                    (4.3)            -
Dividend payment                             (0.7)         (0.7)
Net change in minority interest              (3.6)          0.2
                                                  ------        ------
                                                   20.8         108.3
Currency exchange differences on cash and cash-
 equivalents, net of amounts advanced by clearing
 organizations                                    (14.3)          1.5

Change in cash and cash-equivalents, net of
 amounts advanced by clearing organizations       (48.9)         49.7

Cash and cash-equivalents, net of amounts advanced
 by clearing organizations at January 1,          291.5         257.5

                                                  ------        ------
Cash and cash-equivalents, net of amounts advanced
 by clearing organizations at March 31,           242.6         307.2
-------------------------------------------------------- -------------
Movements in Shareholders' equity
------------------------------------------
(Amounts in millions of euros)
                                             3 months      3 months
                                               2003          2002
------------------------------------------ ------------- -------------

Shareholders' equity at January 1                 312.2         265.7
Exercise of options                             -           1.2
Issue of financing preferred shares             -             -
Cash dividend                                   -             -
Currency exchange differences               (13.7)          1.8
Net income for the period January 1 -
 March 31,                                    7.9          17.7
Preferred dividend for the period January
 1 - March 31                                (0.7)         (0.7)
Purchase of common shares                    (4.3)            -
Other                                           -             -
                                                  ------        ------
                                                  (10.8)         20.0
                                                  ------        ------
Shareholders' equity at March 31                  301.4         285.7
------------------------------------------ ------------- -------------


                     Van der Moolen Holding N.V.
                 Net income and Shareholders' equity
                         (US GAAP, unaudited)

(amounts  in millions of Euros)
                                 Q1         Q1     %        Q4      %
                                2003       2002            2002
-------------------------- -------------------------- ----------------
Net income in accordance
 with Dutch GAAP                  7.9       17.7 -55%        6.7   18%
Adjustments to reported
 net income
Amortization of intangible
 fixed assets                    (0.4)      (0.6)            0.8
Impairment of intangible
 fixed assets                     0.0        0.0           (14.6)
Pensions                            -        0.4            (1.2)
Stock options                    (1.3)      (1.4)           (1.3)
Other                            (1.0)       0.0            (0.4)
Taxation                         (1.2)      (2.6)            1.9

                           ----------------------     -----------

Net income in accordance
 with US GAAP                     4.0       13.5 -70%       (8.1)-149%
Dividend on financing
 preferred shares                (0.7)      (0.7)           (0.8)
Net income in accordance
 with US GAAP attributable
 to common shares                 3.3       12.8 -74%       (8.9)-137%
Average number of common
 shares outstanding        38,225,334 38,332,903      38,410,863
Diluted average number of
 common shares outstanding 38,225,334 38,684,943      38,475,369

--------------------------
 (amounts in euros)
--------------------------
Net income from ordinary
 activities per common
 share in accordance with
 Dutch GAAP                      0.19       0.44 -58%       0.15   23%
Net income per common share
 (including net
 extraordinary income) in
 accordance with Dutch GAAP      0.19       0.44            0.15
Basic earnings per common
 share in accordance with
 US GAAP                         0.09       0.33 -74%      -0.23 -137%
Diluted net income from
 ordinary activities per
 common share in accordance
 with Dutch GAAP                 0.19       0.44 -57%       0.15   23%
Diluted net income per
 common share (including
 net extraordinary income)
 in accordance with Dutch
 GAAP                            0.19       0.44            0.15
Diluted earnings per
 common share in
 accordance with US GAAP         0.09       0.33 -74%      -0.23 -137%
-------------------------- -------------------------- ----------------



(amounts in millions of Euros )                    March 31,  Dec. 31,
                                                      2003      2002
----------------------------------------------------------------------

Shareholders' equity in accordance with Dutch GAAP    301.4     312.2

Adjustments to reported shareholders' equity
Goodwill and specialist assignments                   212.5     219.2
Pensions                                                7.9       7.9
Taxation                                              (18.9)    (17.5)
Other                                                   0.5       1.5
----------------------------------------------------------------------
Shareholders' equity in accordance with US GAAP       503.4     523.3
----------------------------------------------------------------------


    Van der Moolen trades on the leading US and European equity, option and fixed income exchanges. The group trades in open outcry and electronic markets in several time zones. On the NYSE, Van der Moolen currently has a market share of more than 10% of transaction volume for which it acts as specialist. Van der Moolen's traders worldwide execute an average of 75,000 trades a day. Turnover and price volatility are the most important factors influencing its results.
    Van der Moolen's shares are listed on Euronext Amsterdam (VDMN.AS). American Depositary Receipts (ADRs) representing Van der Moolen shares are listed on the NYSE (VDM).

    Disclaimer:

    Certain statements contained in this press release constitute "forward-looking statements". These statements, which contain the words "anticipate", "believe", "intend", "estimate", "expect" and words of similar meaning, reflect management's beliefs and expectations and are subject to risks and uncertainties that may cause actual results to differ materially. As a result, readers are cautioned not to place undue reliance on such forward-looking statements, and are referred to the documents filed by the Company with the US Securities and Exchange Commission, specifically the Company's most recent filing on Form 20-F, which identify important risk factors that could cause actual results to differ. The Company disclaims any obligation to update its view of such risks and uncertainties or to publicly announce the result of any revisions to the forward-looking statements made herein, except where it would be required to do so under applicable law.

    CONTACT: Van der Moolen
             T.L. Schram, +31 (0)20 535 67 89
             www.vandermoolen.com.
             or
             Taylor Rafferty
             Karen Wagner, +1 (212) 889 4350


                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              VAN DER MOOLEN HOLDING N.V.

         Date: May 8, 2003    By: /s/ Friedrich M.J. Bottcher
                                  ---------------------------

                              name: Friedrich M.J. Bottcher
                              title: Chairman of the Executive  Board

                              By: /s/ Frank F. Dorjee
                                  ---------------------------

                              name: Frank F. Dorjee
                              title: Chief Financial Officer
                                 Member of the Executive Board

                              By: /s/ James.P. Cleaver, Jr.
                                  ----------------------------

                              name : James P. Cleaver, Jr.
                              title: Member of the Executive Board

                              By: /s/ Casper F. Rondeltap
                                  ----------------------------
                              name : Casper F. Rondeltap
                              title: Member of the Executive Board